Exhibit 99.1

For Immediate Release

RRsat Reports Record 2011 Full Year and Fourth Quarter Revenues

AIRPORT CITY BUSINESS PARK, Israel, March 5, 2012

2011 Fourth Quarter Highlights

▪	Revenues totaled a record $28.8 million, an 11.6% increase year-over-year
▪	Operating income totaled $2.4 million, compared with $1.1 million last year
▪	Adjusted net income of $1.5 million, compared with $1.1 million last year. GAAP net income totaled $1.6 million, compared with $1.4 million last year.
▪	Adjusted EBITDA of $4.9 million, compared with $2.9 million last year.
▪	Ended the quarter with $33.2 million in cash, cash equivalents and marketable securities, a $4.5 million increase, compared with the end of the previous quarter.
▪	Backlog as of December 31, 2011 at $194 million.

RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the fourth quarter and full year ended December 31, 2011

Fourth Quarter 2011 Results:

Revenues in the fourth quarter of 2011 totaled a record $28.8 million, an 11.6% increase compared with $25.8 million in the fourth quarter of 2010 and an increase of 0.6% compared with $28.6 million in the previous quarter.

Gross profit in the fourth quarter of 2011 totaled $6.9 million, compared with $5.5 million in the fourth quarter of 2010 and $6.4 million in the previous quarter. Gross margin in the fourth quarter of 2011 was 23.8%, compared with 21.2% in the same quarter last year and 22.3% in the previous quarter.

Operating income for the fourth quarter of 2011 totaled $2.4 million, representing an operating margin of 8.5%, compared with $1.1 million in the fourth quarter of 2010, representing an operating margin of 4.4%.  Operating income in the previous quarter totaled $1.8 million, representing an operating margin of 6.4%.

Net income on a GAAP basis for the fourth quarter of 2011 was $1.6 million, compared with $1.4 million in the fourth quarter of 2010 and a loss of $0.2 million in the previous quarter.  Net income per share on a fully diluted basis under GAAP for the fourth quarter of 2011 was $0.09, compared with $0.08 in the fourth quarter of 2010 and a net loss per share of $0.01 in the previous quarter.

Adjusted net income totaled $1.5 million for the fourth quarter of 2011, compared with $1.1 million in the fourth quarter of 2010 and $0.8 million in the previous quarter.  Adjusted net income per share on a fully diluted basis totaled $0.09 in the fourth quarter of 2011, compared with $0.07 in the fourth quarter of 2010 and $0.05 in the previous quarter.  As described in more detail below under the header "Use of Non-GAAP Financial Measures," commencing this quarter our calculation of adjusted net income also excludes non-cash expenses resulting from amortization of acquired intangible assets. Comparable period results that are included in this report were adjusted accordingly.

Adjusted EBITDA for the fourth quarter of 2011 totaled $4.9 million, compared with $2.9 million in the fourth quarter of 2010 and $4.0 million in the previous quarter.

Cash, cash equivalents and marketable securities as of December 31, 2011 totaled $33.2 million, an increase of $4.5 million compared with $28.7 million as of September 30, 2011.  The net increase in the cash balance is mainly attributable to a positive cash flow from operating activities of $6.2 million less capital expenditures of $1.8 million.

Backlog of signed agreements, as of December 31, 2011, totaled $194 million, including $86.6 million of revenues expected to be recognized during 2012, compared with a backlog of $195 million at the end of the previous quarter.  Exchange rates changes in the fourth quarter had a negative $3 million impact on the backlog level.

Full Year 2011 Results

Revenues for the full year ended 2011 totaled a record $112.9 million, an increase of 10.7%, compared with $102.0 million in 2010.  Operating income for 2011 totaled $8.8 million, compared with $10.5 million in 2010. Net income on a GAAP basis for 2011 totaled $4.3 million, compared with $8.7 million in 2010. Adjusted EBITDA for 2011 totaled $17.4 million, compared with $17.3 million in 2010.  Adjusted net income for 2011 totaled $6.3 million, compared with $8.4 million in 2010.

Guidance for revenue in the first quarter of 2012 is in the range of $27.5 - $28.5 million, and for full year 2012 in the range of $115 - $121 million.  Guidance for gross margin in the first quarter of 2012 is 21.5-23.5%.  The first quarter guidance is mainly a result of the ending of a large TV project. We anticipate being back on track in the second quarter of 2012.

David Rivel, CEO of RRsat commented, "We finished 2011 on a positive note, with a record $113 million in revenues despite challenging economic conditions.  In light of the challenges we experienced over the past 18 months, and following the improvements we implemented, I believe that the Company is now better positioned and I feel confident looking forward to 2012 and beyond."

Mr. Rivel continued, "We recently signed a few key contracts, among them, with a new client to broadcast the KHL, the Russian Ice Hockey League, across Europe and the Middle East, expanding our presence in the growing sports broadcast market.  We have expanded our relationship with current client, Nickelodeon, adding playout services to their station, NickJunior.  We are also now offering uplink and playout services to Tempo, a leading US based Caribbean music company, which will be broadcast across the Americas, the Caribbean and Western Europe. Looking forward to 2012, we expect our capital expenditures to decrease, which will likely have a positive impact on our free cash flow.  In addition, we plan to expand our direct sales to North America, Africa, and Asia, thus working towards our goal of offering superior services to a larger group of customers, including major television networks."

Conference Call Information

Conference call scheduled later today, March 5, 2012 at 9:00 am ET (4:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Mr. Itzhak Zion, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0609
International Dial-in Number: +972-3-918-0609
at:
9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time Replay

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat's website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-326-9310 (US) and +972 3-925-5901 (International).

Use of Non-GAAP Financial Measures

In addition to the GAAP results included in this press release, RRsat has also included non-GAAP measurements of results. RRsat uses three financial measures, adjusted net income, adjusted net income per share and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with FASB ASC Topic 718, non-cash expense resulting from amortization of acquired intangible assets, non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

The adjustment for amortization of acquired intangible assets is included by us in this report for the first time. Comparable prior period results that are included in this report were adjusted accordingly. The company has excluded intangible assets amortization expense from its non-GAAP net income measurements, primarily because it represents a significant non-cash expense and because the company evaluates its performance excluding intangible assets amortization expense. Amortization of intangible assets is consistent in amount and frequency but is significantly affected by the timing and size of the company's acquisitions. Investors should note that the use of intangible assets contributed to the Company's revenues earned during the periods presented and will contribute to the Company's future period revenues as well. Intangible assets amortization expense will recur in future periods.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization. Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company's performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-cash, non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income, adjusted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using adjusted net income and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat's advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue for the first quarter of 2012 and full year 2012 and gross margin in the first quarter of 2012;(ii) our expectations to decrease capital expenditures in 2012, and the corresponding effect on free cash flow;(iii) our planned expectations of our direct sales to North America, Africa and Asia; and (iv) our goal of offering superior services to a larger group of customers, including major television networks (v) our expectation to expand our client base and sell additional services to our existing client base, (vi) our ability to report future successes, and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands except share data

	Year ended		Three months ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2011	2010	2011	2010

Revenues	$112,920	$102,027	$28,826	$25,840

Cost of revenues	86,939	75,962	21,975	20,369

Gross profit	25,981	26,065	6,851	5,471
Operating expenses
Sales and marketing	7,067	6,380	1,735	1,620
General and administrative	10,130	9,194	2,667	2,714

Total operating expenses	17,197	15,574	4,402	4,334

Operating income	8,784	10,491	2,449	1,137
Interest and marketable securities income	400	681	81	247
Currency fluctuation and other financing
expenses, net	(740)	(1,268)	(373)	(327)
Changes in fair value of embedded currency conversion derivatives	(2,130)	1,254	229	452
Other income (expenses), net	(1)	-	5	-
Income before taxes on income	6,313	11,158	2,391	1,509
Income taxes	1,978	2,448	825	152
Net income	$4,335	$8,710	$1,566	$1,357

Income per Ordinary Share
Basic income per Ordinary Share	0.25	0.50	0.09	0.08

Diluted income per Ordinary Share	0.25	0.50	0.09	0.08

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share	17,346,561	17,330,024	17,346,561	17,339,946

Weighted average number of Ordinary
Shares used to compute diluted income per
Ordinary Share	17,346,561	17,380,677	17,346,561	17,363,138

RRsat Global Communications Network Ltd. and its Subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

In thousands except per share data

	Year ended Dec 31		Three months ended Dec 31
	2011	2010	2011	2010
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$4,335	$8,710	$1,566	$1,357
Non-cash equity-based compensation charge	117	372	44	51
Intangible amortization	311	320	72	94
Changes in fair value of embedded currency conversion derivatives	2,130	(1,254)	(229)	(452)
Income tax increase (decrease) of the above items	(601)	227	25	81
Adjusted net income	$6,292	$8,375	$1,478	$1,131

Adjusted net income per diluted ordinary share	$0.36	$0.48	$0.09	$0.07

	Year ended Dec 31		Three months ended Dec 31
	2011	2010	2011	2010
Reconciliation of Net Income to Adjusted EBITDA:
Operating income	$8,784	$10,491	$2,449	$1,137
Non-cash equity-based compensation charge	117	372	44	51
Depreciation and amortization	8,477	6,454	2,388	1,741
Adjusted EBITDA	$17,378	$17,317	$4,881	$2,929

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	As of December 31	As of December 31
	2011	2010

Current assets
Cash and cash equivalents	$14,443	$13,091
Marketable securities	18,764	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $5,641
and $6,892 as of December 31, 2010 and 2011, respectively)	19,402	19,860
Other	686	1,312
Fair value of embedded currency conversion derivatives	206	893
Deferred taxes	2,449	1,657
Prepaid expenses	2,223	2,145

Total current assets	58,173	61,474

Fair value of embedded currency conversion derivatives	591	1,185

Deposits and long-term prepaid expenses	2,043	2,201

Long- term land lease prepaid expenses	7,642	7,709

Deferred taxes	-	501

Assets held for employee severance payments	1,757	2,015

Fixed assets, at cost, less accumulated depreciation and amortization	45,495	40,779

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated amortization	586	897

Total assets	$120,021	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	As of December 31	As of December 31
	2011	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,547	$13,194
Other	2,335	2,510
Fair value of embedded currency conversion derivatives	990	349
Deferred income	8,787	8,456

Total current liabilities	23,659	24,509

Long - term liabilities
Deferred income	7,192	7,619
Fair value of embedded currency conversion derivatives	980	772
Liability in respect of employee severance payments	1,819	2,058
Deferred taxes	1,664	1,125

Total long - term liabilities	11,655	11,574

Total liabilities	35,314	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of December 31, 2010 and 2011; 17,346,561
shares issued and fully paid as of
December 31, 2010 and 2011)	40	40
Additional paid in capital	53,010	52,893
Retained earnings	31,727	31,555
Accumulated other comprehensive loss	(70)	(76)

Total shareholders’ equity	$84,707	$84,412

Total liabilities and shareholders’ equity	$120,021	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended Dec 31		Three months ended Dec 31
	2011	2010	2011	2010
Cash flows from operating activities
Net income	$4,335	$8,710	$1,566	$1,357

Adjustments required to reconcile net income to net
cash provided by operating activities:
Deprecation and amortization	8,477	6,454	2,388	1,741
Provision for losses in accounts receivable	2,217	2,024	572	605
Deferred taxes	248	107	303	284
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(15)	-	-
Discount accretion and premium amortization
of available- for- sale securities, net	(325)	(422)	13	(112)
Changes in liability for employee severance payments, net	19	8	10	(90)
Capital gains on sale of fixed assets, net	1	-	(5)	-
Stock- based compensation	117	372	44	51
Changes in fair value of embedded currency
conversion derivatives	2,130	(1,254)	(229)	(452)
Loss (profit) from trading securities, net	158	(164)	20	(73)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable - trade	(1,759)	(5,119)	777	172
Decrease (increase) in accounts receivable - other	626	(753)	(274)	(685)
Decrease (increase) in prepaid expenses	(78)	(161)	105	(710)
Decrease (increase) in deposits and
long-term prepaid expenses	158	(1,171)	(23)	(517)
Increase (decrease) in accounts payable	17	(283)	(541)	1,076
Increase (decrease) in deferred income	(96)	1,018	1,479	1,527

Net cash provided by operating activities	$16,245	$9,351	$6,205	$4,174

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Year ended Dec 31		Three months ended Dec 31
	2011	2010	2011	2010

Cash flows from investing activities
Investment in fixed assets	$(14,657)	$(15,265)	$(1,804)	$(4,839)
Investment in other assets	(27)	-	(5)	-
Proceeds in short term deposits	-	9,900	-	4,000
Investment in securities available- for- sale	(8,005)	(10,298)	(3,224)	(6,172)
Increase in trading securities, net	(231)	(37)	(210)	(16)
Proceeds from securities available- for- sale	12,161	10,281	4,217	5,161
Proceeds from securities held- to- maturity	-	780	-	-
Proceeds from sale of fixed assets	29	-	5	-

Net cash used in investing activities	$(10,730)	$(4,639)	$(1,021)	$(1,866)

Cash flows from financing activities
Dividend paid	$(4,163)	$(6,562)	$-	$-

Net cash used in financing activities	$(4,163)	$(6,562)	$-	$-

Increase (decrease) in cash and cash equivalents	$1,352	$(1,850)	$5,184	$2,308

Balance of cash and cash equivalents at beginning of Period	$13,091	$14,941	$9,259	$10,783

Balance of cash and cash equivalents at end of Period	$14,443	$13,091	$14,443	$13,091

A. Non-cash transactions
Investment in fixed assets	$1,293	$3,132	$1,293	$3,132

B. Supplementary cash flow information
Income taxes paid, net	$1,694	$3,027	$590	$391